SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to continuing connected transactions regarding payment and digital finance related services framework agreement, dated April 29, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

2

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	the completion of our proposed A share offering;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 29, 2021	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONTINUING CONNECTED TRANSACTIONS –

PAYMENT AND DIGITAL FINANCE RELATED SERVICES

FRAMEWORK AGREEMENT

COMPLETION OF THE DISPOSALS OF SUBSIDIARIES

We refer to the announcement published by the Company on 26 March 2021 in relation to the disposals of two subsidiaries, E-surfing Pay and China Telecom Leasing Limited. The Board announces that the disposals have been completed in accordance with the terms of the relevant agreements.

PAYMENT AND DIGITAL FINANCE RELATED SERVICES FRAMEWORK AGREEMENT

The Board announces that, on 29 April 2021, the Company and E-surfing Pay have entered into the Payment and Digital Finance Related Services Framework Agreement, pursuant to which E-surfing Pay and its subsidiaries will provide payment and digital finance related services to the Group. The term of the agreement will continue until 31 December 2021. The principal terms of the Payment and Digital Finance Related Services Framework Agreement are set out below in this announcement.

LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder, holding approximately 70.89% of the issued share capital of the Company and approximately 64.53% of the issued share capital of E-surfing Pay. Pursuant to Chapter 14A of the Listing Rules, E-surfing Pay is a connected person of the Company and the transactions contemplated under the Payment and Digital Finance Related Services Framework Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (except for the profit ratio) of the Annual Cap for the year ending 31 December 2021 for the transactions contemplated under the Payment and Digital Finance Related Services Framework Agreement is expected to exceed 0.1% but is less than 5%, the continuing connected transactions of the payment and digital finance related services are only subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

COMPLETION OF THE DISPOSALS OF SUBSIDIARIES

We refer to the announcement published by the Company on 26 March 2021 in relation to the disposals of two subsidiaries, E-surfing Pay and China Telecom Leasing Limited. The Board announces that the disposals have been completed in accordance with the terms of the relevant agreements.

PAYMENT AND DIGITAL FINANCE RELATED SERVICES FRAMEWORK AGREEMENT

The Board announces that on 29 April 2021, the Company and E-surfing Pay have entered into the Payment and Digital Finance Related Services Framework Agreement, pursuant to which E-surfing Pay and its subsidiaries will provide payment and digital finance related services to the Group. The term of the agreement will continue until 31 December 2021. Unless a party gives the other party a thirty days’ notice not to renew the agreement, the agreement will be automatically renewed for a period of three years upon expiry, subject to compliance with the Listing Rules.

Service Scope

Pursuant to the Payment and Digital Finance Related Services Framework Agreement, E-surfing Pay and its subsidiaries may provide the Group’s subscribers with the recharged payment services as well as the issuance and operation and settlement services for rechargeable payment cards such as 11888 card; internet payment services and mobile phone payment services; bank card payment and barcode payment services; issuance and handling services for prepaid cards; bill payment and other integrated payment enabled services; establishment and maintenance services of the payment system of the Group’s subscribers; other related payment and digital finance services within the scope of businesses permitted by or as filed with the relevant regulatory authorities; and the establishment, operation, expansion and maintenance services for fundamental capabilities and systems in fulfilment of the aforesaid services.

For services provided by E-surfing Pay and its subsidiaries under the Payment and Digital Finance Related Services Framework Agreement, E-surfing Pay and its subsidiaries shall have the priority to provide such payment and digital finance related services to the Group under the same conditions. If E-surfing Pay and its subsidiaries fail to meet the Group’s demand under the agreement, or if an independent third party offers more favourable terms than E-surfing Pay and its subsidiaries do, the Group may obtain such services from an independent third party.

Pricing Policy

The services fees under the Payment and Digital Finance Related Services Framework Agreement shall be calculated on the following basis:

(1)

market price, which shall mean the prices to be determined on normal commercial terms and by the following mechanism: the same or similar type of products or services are provided by independent third parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by independent third parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with independent third parties in the corresponding period or the relevant industry profit margin for reference;

(3)

where there are government-prescribed prices, the prices and/or pricing standards shall be determined in accordance with the government-prescribed prices; where there are government-guided prices, the prices and/or pricing standards shall be determined with reference to the government-guided prices.

Historical Transaction Amounts

The historical amounts for the payment and digital finance related services provided by E-surfing Pay and its subsidiaries to the Group for the three years ended 31 December 2018, 2019 and 2020 were approximately RMB1.40 billion (equivalent to approximately HK$1.687 billion), RMB1.40 billion (equivalent to approximately HK$1.687 billion) and RMB1.29 billion (equivalent to approximately HK$1.554 billion), respectively.

Annual Cap

Under Rules 14A.53 and 14A.68(4) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. For the year ending 31 December 2021, the Annual Cap for the services to be provided by E-surfing Pay and its subsidiaries to the Group under the Payment and Digital Finance Related Services Framework Agreement is expected to be RMB1.4 billion (equivalent to approximately HK$1.687 billion). Such Annual Cap has been determined with reference to the nature of the transactions under the agreement, the existing scale and operation of the Group’s business, the historical amounts for the payment and digital finance related services provided by E-surfing Pay and its subsidiaries to the Group for the three years ended 31 December 2018, 2019 and 2020, the Group’s business plan for the year ending 31 December 2021, the Group’s demand for payment and digital finance related services and changes in conditions. The payment methods and payment arrangements for the service fees will be set out in the specific service agreements to be entered into.

INTERNAL CONTROL

The Company has formulated and strictly implemented various systems such as the Administrative Measures of Connected Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions are entered into in accordance with pricing mechanisms and transaction models that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The relevant business departments and connected persons negotiate the pricing terms of the continuing connected transactions. These pricing terms shall be determined in accordance with the pricing policies principles as set out in the agreements of continuing connected transactions, which shall be fair and reasonable and subject to the review of the finance department.

The legal department regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the relevant terms under the connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates such connected transactions into the scope of annual internal control assessment and reports the results to the management.

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company would confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into, and the agreements governing such transactions were entered into, by the Group in the ordinary and usual course of business; the transactions are on normal commercial terms or better and have been entered into in accordance with the relevant agreements governing such transactions, whose terms are fair and reasonable, and are in the interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including internal control systems of connected transactions on an ongoing basis and the Board, through the Audit Committee, conducts an annual review of the risk management and internal control systems for each financial year of the Company. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board would confirm that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS CONTEMPLATED UNDER THE PAYMENT AND DIGITAL FINANCE RELATED SERVICES FRAMEWORK AGREEMENT

Upon completion of the disposal of E-surfing Pay, the Company believes that entering into the Payment and Digital Finance Related Services Framework Agreement enables the Group to continue to effectively facilitate the Group’s strategic planning and construction of the digital finance ecosystem, and realise synergies between E-surfing Pay and the Group’s telecommunications business through the provisions of payment and digital finance related services provided by E-surfing Pay and its subsidiaries to the Group.

As a former subsidiary of the Company, E-surfing Pay has a long-standing and cooperative relationship with the Group in the past, which has enabled it to gain a more comprehensive and deeper understanding of the Group’s network features and business needs. Compared to third parties, E-surfing Pay is more capable of providing high quality services at a comparatively lower cost. The Group will receive high quality services and concurrently lower its operational expenses in an effective way.

CONNECTION BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS

As of the date of this announcement, China Telecommunications Corporation is the Company’s controlling shareholder, holding approximately 70.89% of the issued share capital of the Company and approximately 64.53% of the issued share capital of E-surfing Pay. Pursuant to Chapter 14A of the Listing Rules, E-surfing Pay is a connected person of the Company and the transactions contemplated under the Payment and Digital Finance Related Services Framework Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As each of the applicable percentage ratios (except for the profit ratio) of the Annual Cap for the year ending 31 December 2021 for the transactions contemplated under the Payment and Digital Finance Related Services Framework Agreement is expected to exceed 0.1% but is less than 5%, the continuing connected transactions of the payment and digital finance related services are only subject to the reporting, announcement and annual review requirements but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BOARD OPINION

The Board has passed resolutions to approve the Payment and Digital Finance Related Services Framework Agreement and the expected services contemplated under the agreement. Save for Mr. Ke Ruiwen, also serving as the Chairman of China Telecommunications Corporation, Mr. Li Zhengmao and Mr. Shao Guanglu, also serving as Directors of China Telecommunications Corporation, Mr. Liu Guiqing, also serving as a Vice President of China Telecommunications Corporation, and Madam Zhu Min, also serving as the Chief Accountant of China Telecommunications Corporation, all of whom have therefore abstained from voting on the relevant board resolutions to approve the Payment and Digital Finance Related Services Framework Agreement, none of the Directors had a material interest in the transactions contemplated under the agreement and no Director was required to abstain from voting on the relevant board resolutions to approve the agreement.

The Board (including the independent non-executive Directors of the Company) is of the view that the transactions contemplated under the Payment and Digital Finance Related Services Framework Agreement signed between the Company and E-surfing Pay are entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms and the Annual Cap applicable thereto are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

GENERAL INFORMATION

The Company is an integrated information services operator and is primarily engaged in the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added telecommunications services such as Internet access services, information services and other related services within the service area.

E-surfing Pay is a limited company incorporated in the PRC on 3 March 2011 and is primarily engaged in providing non-financial institutional electronic payment services. Upon the completion of the disposal of E-surfing Pay, E-surfing Pay becomes a subsidiary owned approximately 64.53% by China Telecommunications Corporation.

China Telecommunications Corporation is a state-owned enterprise, holding approximately 70.89% of the issued share capital of the Company and is the Company’s controlling shareholder. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunications support services, and other businesses.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Annual Cap”	the annual cap for the continuing connected transactions contemplated under the Payment and Digital Finance Related Services Framework Agreement for the year ending 31 December 2021

“Board”	the board of directors of the Company

“China Telecommunications Corporation”	China Telecommunications Corporation (中國電信集團有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services, and other businesses

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares listed on the main board of the Stock Exchange and whose principal business is the provision of fundamental telecommunications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

“connected person”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“E-surfing Pay”	E-surfing Pay Co. Ltd (天翼電子商務有限公司), a limited company incorporated on 3 March 2011 in the PRC, which is primarily engaged in non-financial institutional electronic payment services

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong.

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Payment and Digital Finance Related Services Framework Agreement”	the agreement entered into between the Company and E-surfing Pay on 29 April 2021 in relation to the provision of payment and digital finance related services to the Group

“PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	The shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

This announcement contains translations between Renminbi and Hong Kong dollar amounts at HK$1.00=RMB0.83 for illustration purposes. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollar at such rates or at all.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, PRC, 29 April 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.